SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 18, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

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Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Enclosures:

Nokia stock exchange release dated May 18, 2017: Nokia and China Huaxin sign definitive agreements for creation of new Nokia Shanghai Bell joint venture

Nokia and China Huaxin sign definitive agreements for creation of new Nokia Shanghai Bell joint venture

Nokia Corporation
Stock Exchange Release
May 18, 2017 at 09:00 (CET +1)

Nokia and China Huaxin sign definitive agreements for creation of new Nokia Shanghai Bell joint venture

Beijing, China - Nokia and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”) today signed the definitive agreements of the proposed integration of Alcatel-Lucent Shanghai Bell Co. Ltd. (ASB) and Nokia’s China business. The new joint venture will be branded as Nokia Shanghai Bell (NSB).

As a result of today’s announcement, the joint venture will become Nokia’s exclusive platform in China for the continued development of new technologies in areas like IP routing, optical, fixed and next-generation 5G; and with the support of Nokia, NSB will continue to look for opportunities in select overseas markets.

ASB and Nokia’s China business have been effectively operating as one entity since January 2016 when an interim operational agreement was signed.

The closing of today’s agreement, targeted to happen in July 2017, is subject to various customary administrative, legal, regulatory and other conditions. Nokia will own 50% plus one share of NSB, with China Huaxin owning the remainder, and the new joint venture will have one board of directors and one management team.

NSB will represent the major part of Nokia’s overall Greater China business and fully leverage both shareholders’ strengths, including innovation, global scale, efficiency and a deep understanding of the local market; and with the aim of increasing Nokia’s market presence in China. It will further Nokia’s strategic goals of leading in high-performance networks with communication service providers and expanding to new vertical markets in enterprise, public sector, and cloud/internet companies.

NSB research and development (R&D) will be an integral part of Nokia’s global R&D community, with a total of around 16 000 personnel, including 10 000 researchers, working across six R&D sites in China. It will maintain and further enhance Nokia’s world-class product and research capabilities in areas that include 5G, IoT and Cloud.

NSB’s R&D scope and activities will be carried out according to Nokia’s applicable policies, global R&D processes and product roadmaps. NSB will also support strategic initiatives of the Chinese government and engage in long-term research projects aligned with and implementing Nokia Bell Labs’ Future X Network.

Rajeev Suri, President and CEO of Nokia Corporation, said: “Today’s agreement is historic for Nokia and for China, marking the next step of our decades-long commitment to the country and underscoring China’s leading role in developing next-generation communication technologies. Nokia Shanghai Bell will enhance our ability to innovate, helping us strengthen ties with communication service providers and expand to new, fast-growing sectors in need of high-performing networks.”

Yuan Xin, General Manager of China Huaxin, said: “We are fully confident in the new joint venture’s success during the industry transformation brought by the new technologies like 5G and IoT. The successful combination globally and in China brings together the leading E2E network technologies and most powerful innovation engines from both sides. We’re excited to work with Nokia to establish a future-oriented innovative technology company, with a win-win cooperative model for the bigger success in the new era.”

About China Huaxin

China Huaxin Post and Telecommunication Economy Development Center is an industrial investment company that seeks long-term commercial growth opportunities in the Information and Communications Technologies (ICT) sector. China Huaxin has extensive global operations and international investment experience. China Huaxin aspires to be a competitive global industry holding group that creates long-term value for its stakeholders and for society as a whole by nurturing and advancing technology innovation in the Information Industry. www.sinohx.com

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing. From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Inquiries

Nokia China Communications

LING Yi

T: +86 21 38436561

M: +86 18616388716

yi.a.ling@alcatel-sbell.com.cn

Nokia Corporate Communications

T: +358 10 448 4900

press.services@nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) timing of the deliveries of our products and services; H) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, including the creation of the new Nokia Shanghai Bell joint venture and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the acquisition of Alcatel Lucent, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 12) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 13) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 14) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 15) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 16) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, particularly in digital media and digital health, and the development and sales of products and services, as well as other business ventures which may not materialize as planned; 17) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 25) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, including the creation of the new Nokia Shanghai Bell joint venture, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; and 30) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal